UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 07 February 2014

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

No blasting at Harmony for 24 hours, as company declares safety shifts

Johannesburg: Friday, 7 February 2014: Harmony Gold Mining Company Limited ("Harmony" and/or "the Company") advises that all operations across the group embarked on safety shifts with effect from the night shift last night, 6 February 2014, that will include the day and afternoon shifts today, 7 February 2014. No blasting will take place for 24 hours.

This decision follows the fatalities at Doornkop and two fatalities on the afternoon of 6 February 2014, one at Kusasalethu in the North West Province and another at Joel in the Free State. The accident at Kusasalethu occurred when a backfill paddock and bag* failed, which resulted in an employee being inundated by backfill material. At Joel mine, an employee died in a blasting accident.

Harmony chief executive Graham Briggs noted: "The past two days have been tragic for Harmony, having lost our colleagues at three of our operations in three separate events. This is unacceptable."

"During these safety shifts, general managers will lead their senior teams underground, re-enforcing safety messages and procedures, particularly in respect of critical safety areas. Unions will play an important role throughout this process in facilitating engagement and supporting leadership."

A backfill paddock and bag is a vessel that is placed in worked-out areas underground and then filled with tailings material from surface in order to provide support.

end.

Issued by Harmony Gold Mining Company Limited

7 January 2014

For more details contact:

Russell and Associates

Charmane Russell and/or James Duncan

Tel: +27 (0)11 880 3924
James Duncan mobile:
 +27 (0) 82 318 9855
Charmane Russell mobile:
+27 (0) 82 372 5816

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 07, 2014

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director